United States securities and exchange commission logo





                            September 17, 2021

       G. Reed Petersen
       President
       Victoria Lake, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Victoria Lake, Inc.
                                                            Amended
Registration Statement on Form 10-12G
                                                            Filed on September
3, 2021
                                                            File No. 000-56316

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Form 10-12G filed September 3, 2021

       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

   1. We note that the preferred stock voted with the common stock and has 100 votes per share. Please revise to
clearly reflect the voting control held by the preferred
                                                        stockholders. Lastly,
please provide the information required by Item 403 of Regulation
                                                        S-K for common stock.
       Item 5. Directors and Executive Officers, page 23

   2. We partially reissue comment 2. Please describe the business experience during the past five years of Mr. G.
Reed Petersen, as required by Item 401(e) of Regulation S-K, including prior and
current involvement with blank check companies. For example, we note Mr. Peterson is
involved with Entertainment Holdings, Inc. Please disclose his prior performance history
with such companies, including:
                                                            The company's name;
 G. Reed Petersen
Victoria Lake, Inc.
September 17, 2021
Page 2
                His relationship with the company;
                Whether the company has engaged in a business combination; Whether the company registered any offerings under the
Securities Act; and
                Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

         Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by
Item 401(e). Please
         clearly identify Mr. Petersen as a promoter. See Item 401(g).
3. We reissue comment 3. We note the risk factor on page 9 and the general disclosure on page 23 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.
Item 10. Recent Sales of Unregistered Securities, page 26

4. We reissue comment 4. Please revise to provide the disclosure required by Item 701 of
       Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon.
       In addition, we note that Mr. Petersen became the sole officer and director in May 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. Please clarify when and how the G. Reed Peterson Revocable Trust and Jeff
       Holmes acquired the Series L Preferred Shares that were cancelled in this transaction. It appears that the reorganization and the resulting change in the nature of the shareholders
       investment may constitute a    sale    under Section 2(a)(3) of the
Securities Act. For
       guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations
       (Securities Act Sections), which is available on our website at https://www.sec.gov/corpfin/securities-act-sections. Please provide your analysis with
       specific facts regarding the reorganization and the number and type of Lake Victoria
FirstName LastNameG. Reed Petersen
       Mining Company, Inc.   s shareholders. Alternatively, tell us the
section of the Securities
Comapany    NameVictoria
       Act or                Lake,
               the rule of the     Inc.
                               Commission   under which exemption from
registration was claimed
       and state
September         the facts
            17, 2021   Pagerelied
                            2     upon to make the exemption available.
FirstName LastName
 G. Reed Petersen
FirstName  LastNameG.  Reed Petersen
Victoria Lake, Inc.
Comapany 17,
September  NameVictoria
               2021      Lake, Inc.
September
Page 3     17, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jacob Heskett